July 1, 2025

Alessandro Zamboni
Executive Chairman
Nuburu, Inc.
7442 S Tucson Way, Suite 130
Centennial, CO 80112

       Re: Nuburu, Inc.
           Registration Statement on Form S-1
           Filed June 16, 2025
           File No. 333-288095
Dear Alessandro Zamboni:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed June 16, 2025
General

1. We note that you seek to register up to (i) 6,086,957 shares of common stock issuable to SFE EI, (ii) 2,830,189 shares of common stock issued to Coeptis and
(iii) 1,000,000
       shares of common stock issuable to Phoenix. In a PIPE transaction, a registered resale of securities is permitted where the investor is irrevocably bound to purchase a set number of securities for a set purchase price that is not based on a market price or a fluctuating ratio. In addition, there can be no conditions to closing that are within an
       investor   s control or that an investor can cause not to be satisfied.
Here, it appears that
       (i) the SFE EI and Phoenix shares may be future issuances where each investor is not irrevocably bound to purchase a set number of securities for a set purchase price and
       (ii) the Coeptis transaction contains a true-up adjustment. Please provide us with your analysis regarding your eligibility to register the resale of the common stock that may
 July 1, 2025
Page 2

       be issued pursuant to the above transactions. In your analysis, please consider the guidance set forth in Securities Act Sections Compliance and Disclosure Interpretations Question 139.11.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Erin Donahue at 202-551-6063 or Evan Ewing at 202-551-5920 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing